06009655

AB 5/1/06

OMB APPROVAL
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

SEC FILE NUMBER
8 - 45364

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Amherst Securities Group, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7801 North Capital of Texas Highway, Suite 300
(No. and Street)

Austin (City) Texas (State) 78731 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
APR 20 2006
WASH., D.C.
152

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Helin, Donovan, Trubee & Wilkinson, LLP
(Name – *if individual, state last, first, middle name)*

5918 W. Courtyard Drive, Ste. 400 (Address) **Austin** (City) **Texas** (State) **78730** (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 07 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6/29/06

AB 8/4/06

OATH OR AFFIRMATION

I, Michael Sullivan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Amherst Securities Group, L.P., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

PEGGY DAVIS
NOTARY PUBLIC STATE OF TEXAS
COMMISSION EXPIRES:
MARCH 26, 2008

Signature

CFO
Title

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- □ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- □ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- □ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HDT&W

Certified Public Accountants

AMHERST SECURITIES GROUP, L.P.

Financial Statements and Supplemental Schedules

December 31, 2005

(With Independent Auditors' Report Thereon)

AMHERST SECURITIES GROUP, L.P.
Index to Financial Statements and Supplemental Schedules
December 31, 2005

HDT&W

Certified Public Accountants

Independent Auditors' Report

To the Partners of
Amherst Securities Group, L.P.:

We have audited the accompanying statement of financial condition of Amherst Securities Group, L.P. as of December 31, 2005, and the related statements of operations, changes in partners' capital, cash flows and changes in liabilities subordinated to the claims of creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Amherst Securities Group, L.P. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Helin, Donovan, Trubee & Wilkinson, LLP

Helin, Donovan, Trubee + Wilkinson, LLP

Austin, Texas
February 10, 2006

Helin, Donovan, Trubee & Wilkinson, LLP
5918 West Courtyard Drive Suite 400 Austin, TX 78730
512.258.9670 **phone** 512.258.5895 **fax** 866.331.5336 **toll free**
www.helindonovan.com

Russell Bedford

AMHERST SECURITIES GROUP, L.P.
Statement of Financial Condition
December 31, 2005

ASSETS		
Cash and cash equivalents	$	6,367,256
Cash segregated under federal regulations		268,093
Accrued interest receivable		4,622,769
Receivable from clearing organization		671,032,101
Securities purchased under agreements to resell		75,802,254
Securities owned, at fair value		923,068,465
Note receivable from related party		1,000,000
Furniture and equipment, less accumulated depreciation of $1,613,093		1,508,365
Other assets		1,191,007
TOTAL ASSETS	$	1,684,860,310
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities		
Securities sold under agreements to repurchase	$	876,806,550
Payables to broker-dealers		251,141
Securities sold, not yet purchased, at fair value		729,787,926
Accounts payable		190,775
Accrued liabilities		6,635,537
Liabilities subordinated to claims of general creditors		31,000,000
Total liabilities		1,644,671,929
Partners' capital		40,188,381
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	1,684,860,310

See notes to financial statements and independent auditors' report.

AMHERST SECURITIES GROUP, L.P.
Statement of Operations
Year Ended December 31, 2005

REVENUES		
Commission income	$	23,865,790
Trading profits, net		10,184,610
Other income		18,712
Total revenues		34,069,112
EXPENSES		
Commissions, employee compensation and benefits		19,741,376
Interest expense on subordinated debt		3,470,797
Communications		402,495
Occupancy and equipment costs		3,600,519
Regulatory fees and expenses		189,930
Depreciation and amortization		547,300
Clearing fees		1,531,972
Professional and consulting fees		146,068
Other expenses		1,653,226
Total expenses		31,283,683
NET INCOME	$	2,785,429

See notes to financial statements and independent auditors' report.

AMHERST SECURITIES GROUP, L.P.
Statement of Changes in Partners' Capital
Year Ended December 31, 2005

	Partners' Capital
Balances at December 31, 2004	$ 38,320,507
Partnership shares issued as compensation	1,369,434
Repurchase of partnership interests	(756,874)
Distributions	(1,530,115)
Net income	2,785,429
Balances at December 31, 2005	$ 40,188,381

See notes to financial statements and independent auditors' report.

AMHERST SECURITIES GROUP, L.P.
Statement of Cash Flows
Year Ended December 31, 2005

Cash flows from operating activities:		
Net Income	$	2,785,429
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		547,300
Loss on disposal of furniture and equipment		18,457
Partnership shares issued as compensation		1,369,434
Change in assets and liabilities		
Cash segregated under federal regulations		83,631
Accrued interest receivable		(819,773)
Receivables from clearing organization		(668,726,356)
Securities purchased under agreements to resell		49,411,502
Securities owned		(163,392,970)
Note receivable from related party		(1,000,000)
Other assets		(46,149)
Securities sold under agreements to repurchase		130,049,500
Payables to broker-dealers		(16,480)
Securities sold, not yet purchased, at market value		652,337,000
Accounts payable		108,368
Accrued liabilities		725,644
Net cash provided by operating activities		3,434,537
Cash flows from investing activities:		
Capital expenditures		(165,068)
Proceeds from sale of furniture and equipment		3,710
Net cash used in investing activities		(161,358)
Cash flows from financing activities:		
Distributions		(1,530,115)
Repurchase of partnership interest		(756,874)
Net cash used in financing activities		(2,286,989)
Net increase in cash and cash equivalents		986,190
Cash and cash equivalents at beginning of year		5,381,066
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	6,367,256
Supplemental Disclosures of Cash Flow Information:		
Interest paid	$	34,586,580
Non-Cash Financing Activity:		
Partnership shares issued as compensation	$	1,369,434

See notes to financial statements and independent auditors' report.

AMHERST SECURITIES GROUP, L.P.
Statement of Changes in Liabilities Subordinated to Claims of Creditors
Year Ended December 31, 2005

Balance at December 31, 2004	$	31,000,000
Additions to liabilities		-
Payments on liabilities		-
Balance at December 31, 2005	$	31,000,000

See notes to financial statements and independent auditors' report.

Note 1 - Nature of Business

Amherst Securities Group, L.P. (Partnership) is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Security Dealers, Inc. (NASD). The Partnership primarily markets and trades fixed income securities to institutions. The Partnership has offices located in Texas, Florida, New Jersey, Virginia, and Connecticut. In 2005, the Partnership closed an office in Maryland. The Partnership operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule.

The Partnership is a Texas Limited Partnership formed by a reorganization of Amherst Securities Group, Inc. in 2000. Under the reorganization, Amherst Securities Group, Inc. became the general partner of Amherst Securities Group, L.P. and all of the shareholders of Amherst Securities Group, Inc. obtained a limited partnership interest in Amherst Securities Group, L.P. equal to their ownership interest in Amherst Securities Group, Inc. Additionally, Amherst Securities Group, Inc. changed its name to ASG General Partner, Inc.

Note 2 - Significant Accounting Policies

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statements of financial condition and cash flows, the Partnership considers short-term investments, which may be withdrawn at any time without penalty, and restricted cash, which will become available within one year from the date of the financial statements, to be cash equivalents.

Note 2 - Significant Accounting Policies, continued

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed at rates considered sufficient to amortize the cost of the assets over five years using the straight-line method.

Revenue Recognition

In February 2005, the Partnership began recording security transactions and the related commission revenues and expenses on a trade date basis. Previously, the Partnership had recorded the transactions and related revenues and expenses on a settlement date basis. There was no material affect of this change.

Securities owned and securities sold, not yet purchased are valued at fair value with the difference between cost and fair value included in net earnings. Trading profits consist of gains or losses on firm securities trading accounts, which include related interest income and expense.

Financial instruments and credit risk

Financial instruments that potentially subject the Partnership to credit risk include cash and cash equivalents, receivables from broker-dealers and clearing organizations, concessions receivable, securities owned and advances to employees. The Partnership had cash and cash equivalents balances in excess of federally insured limits of $100,000 at various times during 2005 ($1,497,627 at December 31, 2005). Securities owned consist of securities held for trading purposes. Securities that are marketable are stated at fair value (as determined by quoted market prices) and securities not readily marketable are carried at fair value as determined by management of the Partnership. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Financial instruments with off-balance-sheet risk

The Partnership has sold treasuries and T.B.A. ("To Be Announced", securities not saleable on their own, combined with other securities to sell) pools that it has not yet purchased in order to reduce exposure on marketable securities owned. The Partnership has recorded these obligations in the financial statements at the December 31, 2005 fair values and will incur a loss if the fair value of the securities increases subsequent to December 31, 2005.

Income Taxes

In lieu of corporate income taxes, the individual partners of the partnership are taxed on their proportional share of the Partnership's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

Note 2 - Significant Accounting Policies, continued

Resale and Repurchase Agreements

Transactions involving the purchase of securities under agreements to resell ("reverse repurchase agreements") or the sale of securities under agreements to repurchase ("repurchase agreements") are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts. Accrued interest is recorded separately. It is the policy of the Partnership to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. At December 31, 2005, the market value, including accrued interest, of the securities sold subject to repurchase was $878,205,736.

Incentive Compensation Plan

The Partnership grants additional partnership interest as incentive compensation to employees. The grants vest on an annual basis over various periods and termination prior to any vesting date results in the forfeit of unvested amounts. The Company applies the intrinsic value-based method under APB Opinion 25, "Accounting for Stock Issued to Employees," for its incentive compensation plan, except that all compensation expense is recorded on the date of grant and rather than being amortized over the vesting period.

In December 2004, the Financial Accounting Standard Board issued a revision to Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (SFAS 123R). SFAS 123R eliminates the use of the intrinsic value method of accounting under APB Opinion 25 and generally requires a company to reflect the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the grant date in its income. The grant-date fair value will be estimated using pricing models adjusted for unique characteristics of those equity instruments. Among other things, SFAS 123R also requires entities to estimate the number of instruments for which the requisite service is expected to rendered and, if the terms or conditions of an equity award are modified after the grant date, to recognize incremental compensation cost for such a modification by comparing the fair value of the modified award with the fair value of the award immediately before the modification. SFAS 123 as amended is effective in the first annual effective reporting period that begins after December 15, 2005 (January 1, 2006 for the Partnership). The Partnership is currently evaluating the requirements of SFAS 123R and will adopt this statement at the effective date. Although the Partnership cannot estimate the exact amount at this time, it is expected that the adoption of this statement will not have a material effect on the financial statements.

Note 3 - Cash Segregated Under Regulations

At December 31, 2005, cash of $268,093 has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

Note 4 - Marketable Securities Owned and Marketable Securities Sold, but not yet Purchased

Securities owned and securities sold, but not yet purchased, consist of governmental securities, United States Treasury notes and corporate debt and are stated at quoted market values. Securities owned are held by clearing organization as collateral for amounts payable to clearing organization.

Note 5 - Payable to Broker-Dealers

During May 2004, the Partnership discontinued its self-clearing activities. Amherst has an amount due to dealers from when the Partnership was engaged in self-clearing activities of $251,141. The amount should clear during future periods. The Partnership now conducts all business through its clearing broker (Bear Stearns), which settles all trades for the Partnership, on a fully disclosed basis, on behalf of its customers. Under its agreement with Bear Sterns, the Partnership is required to maintain a minimum net capital of $150,000.

Note 6 - Net Capital Requirements

The Partnership is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the

Partnership had net capital and net capital requirements of $27,826,219 and $457,291, respectively. The Partnership's net capital ratio was 0.25 to 1.

Note 7 - Partner's Capital

Effective January 2001, the Partnership recapitalized by amending the original agreement of limited partnership to establish three Classes of limited partnership interests (Class A, Class B, and Class C, respectively). Under the amended partnership agreement, the 99% limited partner ownership interest in the Partnership was divided into numerical units of ownership ("units"). The units of the original limited partners were converted into Class B units. Four hundred Class A units were issued to the subordinated note holders for a $200,000 cash contribution. The Class A units are to be repurchased by the Partnership when the subordinated notes are paid. Additionally the Partnership issued 219.7 Class C units for a cash contribution of $1,000,000. General distinctions between Classes of limited partnership include preferential semi-annual net operating profit distributions and buy-back agreements.

Note 8 - Employee Benefit Plans

The Partnership sponsors a 401(k) plan for all eligible employees. Participants are permitted to defer compensation up to a maximum of 90% of their income not in excess of the limit determined by the Internal Revenue Service. The Partnership may elect to make additional contributions at its discretion. No discretionary contributions were made by the Partnership during the year ended December 31, 2005.

Note 9 - Commitments and Contingencies

Liabilities Subordinated to the Claims of General Creditors

At December, 31, 2005, the Partnership has subordinated note agreements with Class A limited partners. The agreements have the same repayment terms and bear interest at London Interbank Offered Rate ("LIBOR") plus 7.75%. Interest only payments are due semi-annually with the total principal due January 2006. The aggregated subordinated note balance outstanding at December 31, 2005 is $31,000,000. Interest expense on the subordinated notes incurred for the year ended December 31, 2005 was $3,470,797, of which $1,541,558 is accrued at December 31, 2005.

The agreements have restrictive operating and financial covenants with which the Partnership must comply to avoid accelerated repayment of the notes. The Partnership was in compliance with all applicable covenants at December 31, 2005.

The subordinated borrowings are covered by an agreement approved by the NASD and, are thus, available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Partnership's continued compliance with minimum net capital requirements, they may not be repaid. The borrowings also may not be repaid until regulatory approval.

2002 Equity Participation Plan

During 2002, the Partnership adopted the 2002 Equity Participation Agreement. Under the agreement certain key management will receive periodic incentive awards of Class B Units of the Partnership as determined by the Equity Participation Committee appointed by the Partnership. Incentive awards for 2005 were valued by the Partnership based on the book value of the Class B Units at the date of grant. The Units will vest at various percentages over a three year period based on the date the incentive award was grated. The Partnership recorded compensation expense, including associated taxes, of $1,369,434 during the year ended December 31, 2005.

Note 9 - Commitments and Contingencies, continued

Clearing Agreement

The Partnership entered into a clearing agreement with Bear Stearns Securities Corp. ("Bear Stearns") effective March 2004, in which Bear Stearns acts as the clearing broker to clear and carry, on a fully disclosed basis, the Partnership's margin, cash, and proprietary accounts, and the Partnership is a correspondent of Bear Stearns. The agreement with the clearing broker-dealer calls for minimum monthly charges of $22,500 per month.

Lease Commitments

The Partnership leases office facilities under operating lease agreements which expire at various times through January 2010. Occupancy rental expense for the year ended December 31, 2005 was $858,480. The Partnership also leases various types of equipment under operating lease agreements expiring at various dates through December 2009. Equipment rental expense for the year ended December 31, 2005 was $2,666,597.

At December 31, 2005, the future minimum rental payments required under the various lease agreements are as follows:

Year Ending December 31,	
2006	$ 2,171,512
2007	1,050,020
2008	647,623
2009	340,222
2010	13,989
Thereafter	-
Total	$ 4,223,366

Note 10 - Related Party Transactions

The Partnership entered into a $1,000,000 unsecured note receivable with Amherst Funding Group, L.P., a related party. The term of this note began on August 16, 2005, and is due on August 16, 2006. The balance of the note at December 31, 2005 was $1,000,000. The annual interest rate on the note is LIBOR plus 7.75%, and is payable in July, October, January and April.

During 2005, the Partnership engaged in trading activity with the Class A Limited partners. Management of the Partnership believes this activity was conducted on terms equivalent to arms-length transactions.

Note 11 - Accrued Liabilities

The balance of this account consisted of the following as of December 31, 2005:

Accrued Bonuses and Overrides	$	1,256,768
Interest on Subordinated Debt		1,541,558
Repo Interest Payable		1,399,186
Other Interest Payable		804,070
Other Accrued Liabilities		1,633,955
Total Accrued Liabilities	$	6,635,537

Note 12 - Fair Value of Financial Instruments

The financial instruments of the Partnership are reported at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments, except repurchase and reverse repurchase agreements and subordinated notes. The following methods and assumptions were used by the Partnership to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

Repurchase Agreements: The fair value estimates are based on the fair market value of the collateral.

Reverse Repurchase Agreements: The fair value estimates are based on dealer quotes.

Subordinated Notes: The carrying amounts of subordinated notes approximate their values.

Note 13 – Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 2, the Partnership's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Partnership and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Partnership. The Partnership seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Partnership has $1,594,100,566 or approximately 95%, of its total assets in securities owned and receivable due from or held by its clearing organization. The Partnership also has $1,606,594,476 or approximately 95% in securities sold short and payable due to its clearing organization.

Note 13 – Off-Balance-Sheet Risk and Concentration of Credit Risk (continued)

Cash held at December 31, 2005 exceeded the federally insured limit by $1,497,627; however, this at risk amount is subject to significant fluctuations on a daily basis.

Note 14 – Subsequent Events

In January 2006, the Partnership repaid its $31,000,000 in subordinated notes payable. Simultaneously, the Partnership entered into new subordinated notes payable with substantially the same lenders in the amount of $26,000,000.

Schedule I

AMHERST SECURITIES GROUP, L.P.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2005

Total partners' capital qualified for net capital		$ 40,188,381
Liabilities subordinated to the claims of general creditors		$ 31,000,000
		71,188,381
Deductions for non-allowable assets		
Furniture and equipment, net	1,508,365	
Note receivable from related party	1,000,000	
Other assets	1,191,007	
		3,699,372
Other deductions		42,837
Total deductions and/or charges		3,742,209
Net capital before haircuts on securities		67,446,172
Haircuts on securities		35,745,201
Net Capital		$ 31,700,971
Aggregate indebtedness		
Accounts payable and accrued liabilities		6,826,312
Payables to broker-dealers		251,141
Less: reserve account		218,093
Total aggregate indebtedness		$ 6,859,360
Computation of basic net capital requirement		
Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness)		$ 457,291
Net capital in excess of minimum requirement		$ 31,243,680
Ratio of aggregate indebtedness to net capital		0.22 to 1

Note: The above computation does not materially differ from the computation of net capital under Rule 15c3-1 as of December 31, 2005 as reported by Amherst Securities Group, L.P. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See notes to financial statements and independent auditors' report.

Schedule I

AMHERST SECURITIES GROUP, L.P.
Computation of Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2005

Credit balances	
Principal and interest suspense - customers	$ 218,093
Total credit items	218,093
Debit balances	-
Reserve computation	
Excess of total credits over total debits	$ 218,093
Amount held on deposit, December 31, 2005	$ 268,093
Excess at December 31, 2005	$ 50,000
Amount on deposit, January 3, 2006	$ 268,093

Note: The above computation does not materially differ from the computation of net capital under Rule 15c3-1 as of December 31, 2005 as reported by Amherst Securities Group, L.P. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See notes to financial statements and independent auditors' report.

HDT&W

Certified Public Accountants

Independent Auditors' Report on Internal Control

To the Partners of
Amherst Securities Group, L.P.:

In planning and performing our audit of the financial statements and supplemental schedules of Amherst Securities Group, L.P. (the Partnership) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.
Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any

evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for use of the Managers, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Helin, Donovan, Trubee & Wilkinson, LLP

Helin, Donovan, Trubee + Wilkinson, LLP

Austin, Texas
February 10, 2006